a2a
energie in comune

[redacted]

08006019

FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

SUPPL

November 11, 2008

SEC
Mail Processing
Section

NOV 14 2008

Washington, DC
101

AEM SPA

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

PROCESSED
DEC 01 2008
THOMSON REUTERS

Maria Angela Nardone

Encl.

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu

Cod. 5986127 - 6.2008

FILE NO. 82-4911

a2a

PRESS RELEASE

A2A: MOODY'S ASSIGNS A3 RATING

Milan 11th November 2008 - Moody's assigns A3 rating to A2A S.p.A.; stable outlook.

The new rating expresses the good credit quality of A2A S.p.A, and reflects the positive diversification of the activities, strong territorial presence, high efficiency of generation plants and a strong position in the energy markets.

From a financial point of view, the rating assigned reflects the state of good liquidity of the company.

Last July Standard & Poor's assigned BBB+ to A2A S.p.A., stable outlook in its periodic review.

For further information:
Communication and External Relations
Press Office
Tel. (39) 027720.4582 - ufficiostampa@a2a.eu
Investor Relations
Tel. (39) 027720.3879 - ir@a2a.eu
www.a2a.eu

END